Exhibit 99.10

NICE inContact Wins Gold Stevie Award for its Leading Cloud Customer
Experience Platform

CXone recognized for helping companies fuel customer experience and agility with built-in adaptability

SALT LAKE CITY, February 23, 2021 – NICE inContact, a NICE business (Nasdaq: NICE), today announced that NICE inContact CXone, the leading cloud customer experience platform, has been named a Gold winner in the 2021 Stevie Awards for Sales & Customer Service within the “contact center solution – new version” category. The Stevie Awards for Sales & Customer Service are the world’s top honors for customer service, contact center, business development and sales professionals.

Consumer behavior and expectations have drastically changed amid the COVID-19 pandemic, testing the agility and infrastructure of contact centers. The latest CXone release was designed to bolster customer service operations by delivering greater workforce agility for remote teams, deeper insights across digital and voice interactions, and faster handle time through real-time customer authentication with voice biometrics.

“Due to the pandemic, ninety-two percent of contact centers worldwide reported an increased volume of interactions,” said Paul Jarman, NICE inContact CEO. “This has accelerated the demand for technology that can drive agility with built-in adaptability. Being named a Gold Stevie Award winner speaks to the level at which CXone has helped organizations of all sizes continue delivering best-in-class, personalized customer experiences – despite the challenges faced throughout the pandemic.”

Over the last 12 months, NICE inContact CXone rolled out several key integrations that powered remote employee collaboration and distributed virtual contact centers. Integrated capabilities with Microsoft Teams, Zoom Video Communications, RingCentral and Zendesk all addressed the rapidly changing customer needs and business continuity demands. The launch of CXone@home, a cloud native offering that enabled contact centers to transition their workforce to work-from-home in 48 hours or less, crystallized NICE inContact’s commitment to improving the customer experience no matter the circumstances.

“In the toughest working environment in memory for most organizations, 2021 Stevie Award winners still found ways to innovate, grow sales, please their customers, and secure new business,” said Stevie Awards president Maggie Gallagher. “The judges have recognized and rewarded this, and we join them in applauding this year's winners for their continued success. We look forward to recognizing them on April 14.”

This Stevie Award win marks the latest achievement for NICE inContact, which has been the recipient of a number of third-party industry awards over the past year, including CRM Industry Leader Awards, CCW Excellence Awards, ICMI Global Contact Center Awards, 2020 UK National Innovation Awards, and the 2020 Stevie American Business Awards.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement Management, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.